Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

July 9, 2018

VIA EDGAR

Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Boyd Gaming Corporation and Related Guarantors Registration Statement on Form S-4 Filed June 28, 2018 File Nos. 333-225959 through 333-225959-27

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boyd Gaming Corporation and the related guarantors (collectively, the “Company”) hereby request acceleration of effectiveness of the above-referenced registration statement on Form S-4 (File Nos. 333-225959 through 333-225959-27) for the Company to 4:00 p.m., Eastern Time, on July 11, 2018 or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Brandon C. Parris at its outside counsel, Morrison & Foerster LLP, at 415-268-6617.

Securities and Exchange Commission

Acceleration Request

Sincerely,

Boyd Gaming Corporation

By:	/s/ Josh Hirsberg
Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer